SEC File No. 82-34725

Agricore United

RECEIVED

2007 JAN 16 A 11:47

January 12, 2007

07020346

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sirs or Madames:

Agricore United

**Re: ~~United Grain Growers Limited~~ – File No. 82-34725**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities and Exchange Act of 1934**

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - January 12, 2007 (News Release – Competition Bureau Review Will Not Be Completed Before Expiry of Saskatchewan Wheat Pool Hostile Bid for Agricore United)

Yours very truly,

L. Robidoux

Lori Robidoux
Vice President,
Corporate Finance & Investor Relations

PROCESSED

JAN 18 2007

THOMSON FINANCIAL

LR/ck

3

Enclosures

dw 1/17

201 Portage Avenue, PO Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Phone: (204) 944-5411 • Fax: (204) 944-5454 • www.agricoreunited.com

Agricore United

# COMPETITION BUREAU REVIEW WILL NOT BE COMPLETED BEFORE EXPIRY OF SASKATCHEWAN WHEAT POOL HOSTILE BID FOR AGRICORE UNITED

**WINNIPEG, MANITOBA -- (CCNMatthews – January 12, 2007)** – Agricore United (TSX:AU) has been advised by the Canadian Competition Bureau that the Bureau's investigation of Saskatchewan Wheat Pool Inc.'s (SaskPool) hostile bid for Agricore United is continuing and the Commissioner of Competition will not be in a position to provide her views regarding the SaskPool bid until after the scheduled bid expiry date of January 24, 2007. This is contrary to the reported statements of SaskPool to date. Because the review will not be completed by January 24, 2007, the regulatory condition in the SaskPool bid cannot be satisfied.

As previously announced, the SaskPool bid also cannot meet its 75% minimum tender condition, since Archer Daniels Midland Company, Agricore United's principal shareholder holding 28% of the limited voting common shares, has advised Agricore United that it has reviewed the SaskPool bid and considered it, on its current terms, to be inadequate and, accordingly, does not intend to accept the SaskPool bid.

The Board of Directors of Agricore United has unanimously recommended that securityholders reject the offer by SaskPool and not tender their securities to the SaskPool offer. The directors circular containing such recommendation is available on SEDAR at www.sedar.com and on Agricore United's website at www.agricoreunited.com.

**About Agricore United**

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

FOR FURTHER INFORMATION PLEASE CONTACT:


Investors:

Georgeson
Toll Free 1-866-598-9684

or

Agricore United
Lori Robidoux
Vice President, Corporate Finance and Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

or

Media:

Radean Carter
Communications Coordinator
(204) 944-2238

Email: rcarter@agricoreunited.com